Exhibit 99.1

No. 24/08

IAMGOLD RESOLVES WORK STOPPAGE AT ROSEBEL

Toronto, Ontario, June 10, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that employees at its Rosebel Gold Mine (RGM) in Suriname returned to work yesterday after a 21 hour work stoppage.   Management worked proactively with the Union to end the stoppage.   Production resumed without incident and it is anticipated that gold output and costs will not be materially affected.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.